Data Call Technologies, Inc.
600 Kenrick, Suite B-12
Houston, TX 77060

August 28, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, DC 20549
Mail Stop: 4561

Attention: Mark Shannon, Staff Accountant
Re: Data Call Technologies, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Commission File No. 333-131948

Dear Mr. Shannon:

This letter is in response to the staff’s comment letter dated August 29, 2008 regarding the above-referenced filing. Please note that we have filed the Form 10-KSB/A and have included revised disclosure under Item 8A to address the staff’s comment letter.

Form 10-KSB/A for fiscal year ended December 31, 2007
Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Comment 1: We note that your amended Form 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. We note that the definition of disclosure controls and procedures provided in Rule 13a-15(e) of the 1934 Exchange Act indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded. processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.01, failure to file managment's report on Internal Control over Financial Reporting rendering your annual report materially deficient and also rendering the company not timely or current in its 1934 Exchange Act Reporting. In light of these facts, we do not believe you could conclude that your disclosure controls and procedures were effective os of the end of the fiscal year. Please further amend the 10-KSB to disclose managment's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e. that dislcosure controls and procedures were not effective as of the end of fiscal year.

Response 1: We have revised disclosure under subheading "Evaluation of Disclosure Controls and Procedures" and have added a subheading "Remediation Plan for Certain Weaknesses in the Company’s Disclosure Controls and Procedures".

Management's Annual Report on Internal Control Over Financial Reporting

Comment 2. Your disclosure indicates that you :made an assessment of the effectiveness of your internal control over financial reporting as of June 30, 2008." However, we also note that you concluded that your internal control over financial reporting was effective as of December 31, 2007. Please further amend your Form 10-KSB to indicate that management's assessment date was as of December 31, 2007.

Response: We have revised and corrected this mistake to reflect that the assessment date was os of December 31, 2007.

Comment 3: Please amend to provide the disclosure required by Item 308(T)(a)(4) of Regulation S-B. In this regard, we note that your registered accounting firm did not provide an attestation report.

Response: We revised and amended disclosure as follows under subheading "Management's Annual Report on Internal Control Over Financial Reporting": This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management’s report in this annual report.

Sincerely,

/s/ Tim Vance
Tim Vance, CEO